Mail Stop 4561

June 28, 2007

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas
New York, NY 10036

> **Re: iStar Financial Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-15371**

Dear Ms. Rice:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 37

1. We note your use of various non-GAAP performance measures with your MD&A and Selected Financial Data sections of your filing. These non-GAAP measures include EBITDA, various ratios using EBITDA and adjusted return on average common book equity. Please tell us how your current disclosures have complied with Item 10(e) of Regulation S-K for each of these non-GAAP measures.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 5 – Corporate Tenant Lease Assets, page 81

2. We note from your disclosure that gains from the sale of CTL assets and results of operations for CTL assets sold or held for sale in the current period are reflected on the income statement as discontinued operations. In light of the above, it appears inconsistent to record the impairments taken during 2006 on CTL assets sold or held for sale in the current period (totalling approximately $2.1 million and $7.6 million, respectively) within income from continuing operations. Please clarify for us why you have not reflected these impairments within discontinued operations.

Note 6 – Joint Ventures and Minority Interest

Investments in unconsolidated joint ventures, page 83

3. We note from your disclosure that there was a difference between iStar's book value of the equity investment in Oak Hill and the underlying equity in the net assets of Oak Hill of approximately $200.2 million and that you have recorded intangible assets and goodwill of approximately $81.8 million and $118.4 million, respectively. Please help us to understand why you were willing to pay significantly more than the underlying equity attributable to iStar in the net assets of Oak Hill as part of the joint venture transaction. Additionally, please tell us how you went about allocating the $200.2 million between intangible assests and goodwill and explain your policy for assessing impairment of goodwill related to this equity investment.

Note 12 – Stock-based Compensation Plans and Employee Benefits, pages 96

4. We note that the purchase price of HPUs are paid up-front by employees/officers and that you previously indicated in your response letter dated August 8, 2006 to the Staff that you would prospectively provide liability classification for the purchase price of HPUs during the measurement/vesting period. Please confirm that you have reclassified such amounts from equity to liability. Additionally, please disclose how you account for the purchase price of HPUs during the measurement/vesting period and where you have recorded such liability.

Exhibits 31.0

5. We noted that you have made certain modifications to the exact form of the required certifications including the replacement of the word "report" with "annual report" in paragraphs 2, 3 and 4. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief